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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Quintus Partners LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

188 Almendral Avenue
(No. and Street)

Atherton (City) **California** (State) **94027** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward King **(650) 644-5500**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seiler LLP
(Name – *if individual, state last, first, middle name*)

Three Lagoon Drive (Address) **Redwood City** (City) **California** (State) **94065** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 04 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Edward King**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Quintus Partners LLC**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Co-CEO
Title

SEE ATTACHED
Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO

Subscribed and sworn to (or affirmed) before me on this 24 day of FEBRUARY, 2019, by EDWARD K. KING,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ROBERT THOMAS CHIN
Notary Public - California
San Mateo County
Commission # 2245383
My Comm. Expires Jun 7, 2022

(Seal) Signature

SEILER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Member of
Quintus Partners LLC

We have audited the accompanying statement of financial condition of Quintus Partners LLC (a California limited liability company) (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Collectability of Accounts Receivable Balance

As described in Note 1 to the financial statement, the Company has had an outstanding balance of $5,014,586 from one client. As of December 31, 2018, the Company's account receivable has been outstanding for more than two years. The Company expects to collect on the accounts receivable within the next six months. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Seiler LLP

We have served as the Company's auditor since 2016.

Redwood City, California
February 28, 2019

Three Lagoon Drive, Suite 400 **Redwood City**, CA 94065 t. 650.365.4646 f. 650.368.4055
220 Montgomery Street, Suite 300 **San Francisco**, CA 94104 t. 415.392.2123 f. 415.392.1720
1735 Technology Drive, Suite 410 **San Jose**, CA 95110 t. 408.766.6000 f. 408.454.0148

February 28, 2019

To the Member of
Quintus Partners, LLC
530 Lytton Avenue, 2nd Floor
Palo Alto, CA 94301

We have audited the financial statements and supplemental information of Quintus Partners, LLC (the "Company") for the year ended December 31, 2018 and have issued our report thereon dated February 28, 2019. Professional standards require that we provide you with information about our responsibilities under Public Company Accounting Oversight Board (United States) (PCAOB) auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated January 24, 2019, and we conducted our audit consistent with the planned scope and timing we previously communicated to you. Professional standards also require that we provide you with the following information related to our audit.

We have provided our comments regarding control deficiencies and other matters noted during our audit in a separate letter to you dated February 28, 2019.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter dated January 24, 2019, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. The Company adopted a new revenue recognition policy in accordance with ASC Topic 606. The application of existing accounting policies was not changed during 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2018 financial statements are described in Note 2 to the financial statements. However, the most critical accounting policy affecting the financial statements is described in Note 6 to the financial statements and was:

The most critical accounting policy affecting the financial statements was:

	Description of Critical Accounting Policy/Practice
Revenue Recognition	Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Why Such Policy/Practice Is Considered Critical	How Current and Anticipated Future Events Impact These Determinations	Our Assessment of Related Disclosure and Any Disclosure Modifications We Proposed
Revenue recognition is a significant component in determining the financial position of the Company.	Timing of revenue recognition can have a significant impact on the financial position of the Company.	The disclosures regarding revenue recognition appear appropriate. No significant modifications proposed.

Adoption of ASC Topic 606

The Company adopted ASU 2014-09 *Revenue for Contracts with Customers* (ASC Topic 606) for the fiscal year ended December 31, 2018. Topic 606 substantially replaces all of the accounting standards presented in ASC Topic 605 *Revenue Recognition.* The Company evaluated the impact that Topic 606 would have on revenue recognition and deemed that the accounting standard update would have no impact on the presentation of revenue on financial statements except for the addition of further disclosures surrounding the Company's revenue recognition policy. The Company's revenue recognition policy used by Quintus Partners, LLC in its 2018 financial statements is described in Note 6 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The most critical estimate affecting the financial statements is:

- Management's estimate of uncollectible receivables is based on known information and communication between management and the debtors. We have evaluated the key factors and assumptions used to make the estimate that no allowance for doubtful accounts is necessary to bring accounts receivable to is net realizable value in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appear to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We concluded that the presentation of financial statements' related disclosures are in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") and noted no management bias about the amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified by us during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Please see Exhibit A for a list of audit adjustments identified by us. Management has corrected all such misstatements. In addition, the attached Exhibit B summarizes uncorrected misstatements of the financial statements identified by us. Management has determined that their effects are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Significant Deficiencies: Financial Statement Close Process

During the course of our audit, we noted the following significant deficiencies related to the financial statement close process:

1. The Company incorrectly expensed certain disbursements that should have been prepaid expenses. In accordance with U.S. GAAP, expenses should be recorded in the period incurred. The misstatement occurred due to the fact that the Company didn't perform a thorough analysis of prepaid expenses to properly capture prepaid expenses.

2. The Company misclassified some related party payables in 2018, which caused inconsistency of line item classification on the financial statements.

We recommend the Company build a financial statement year-end close checklist to ensure proper accruals and adjustments are made in order to maintain the Company's financial statements in accordance with U.S. GAAP. This checklist should include a review of each of the areas mentioned above. We recommend the partner who is not responsible for recording the closing journal entries perform a review of this checklist and the related calculations and journal entries at year-end to ensure completeness and accuracy of the financial records.

Modification of the Auditor's Report

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure is from Note 1:

- As of December 31, 2018, the Company's accounts receivable balance had been outstanding for more than two years. The Company expects to collect on the accounts receivable balance within the next six months.

With respect to the Company's ability to collect the outstanding accounts receivable balance disclosed in Note 1 to the financial statement and mentioned above, we have added an emphasis of matter paragraph to our auditors' report. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Material Written Communications

We have requested certain written representations from management that are included in the management representation letter dated February 28, 2019. We have had no other material written communications with management.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Compliance with All Ethics Requirements Regarding Independence

To the best of our knowledge, there are no circumstances or relationships between the Company and Seiler LLP that would impair our independence to report on the financial statements. The engagement team, others in our firm, as appropriate, our firm, and our network firms have complied with all relevant ethical requirements regarding independence.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule 1 – *Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission* that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the members, and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

SEILER LLP

Seiler LLP

Certified Public Accountants

Quintus Partners, LLC
Summary of Audit Misstatement
December 31, 2018

			Debit	Credit	Impact to Statement of Income
To adjust Health Insurance Expense that will be serviced in January 2019					
	1300	Prepaid Expenses	4,532.00		
	5034	Health Insurance		4,532.00	(4,532.00)
TOTAL					**(4,532.00)**

Entity: Quintus Partners LLC | Balance Sheet Date: December 31, 2018

Description (Nature) of Misstatement (MS)	Cause	Impact of Passed Adjustments on December 31, 2018 Financial Statements - If Recorded, Debit (Credit) Impact Goes to: Total Assets	Total Liabilities	Net Capital	Equity	Income Before Taxes	FIT% Income Taxes	Net Income
To reclassify a portion of the Health Insurance Expense into Workers Compensation	Workers Compensation expense was expensed as Health Insurance.	$0	$0	$0	$0	$724	$0	$724
To adjust Fidelity Bond Expense for reversal of PY accrual.	The company incorrectly reversed Fidelity Bond expense in order to get rid of a payable that was no longer needed to be paid. However, this amount should have gone to retained earnings instead.	$0	$0	$408	$408	-$408	$0	-$408
There is a emphasis of matter regarding the Company's ability to collect on outstanding receivable balance.	The Company has a substantial AR balance that has remained outstanding for 2 years as of the year ended December 31, 2018.	$0	$0	$0	$0	$0	$0	$0
							$0	$0
Total		$0	$0	$408	$408	$316	$0	$316
Less Audit Adjustments Subsequently Booked							$0	$0
Net Unadjusted MS—Current Year (Iron Curtain Method)		$0	$0	$408	$408	$316	$0	$316
Effect of Unadjusted MS—Prior Years		[redacted]	[redacted]	[redacted]	[redacted]		$0	$0
Combined Current and Prior Year (Rollover Method)		$0	$0	$408	$408	$316	$0	$316
Financial Statement Caption Totals		$5,076,075	-$975	-$5,075,100	-$5,075,100	$269,621	$1,824	$271,445
Current Year MS as % of F/S Captions (Iron Curtain Method)		0.00%	0.00%	-0.01%	-0.01%	0.12%	0.00%	0.12%
Current and Prior MS as % of F/S Captions (Rollover Method)		0.00%	0.00%	-0.01%	-0.01%	0.12%	0.00%	0.12%

Conclusion: Based on the results of the evaluation performed above, as well the consideration of qualitative factors, uncorrected audit differences, individually and in the *aggregate, do not cause the financial statements taken as a whole to be materially misstated.*

QUINTUS PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2018

QUINTUS PARTNERS LLC
TABLE OF CONTENTS

QUINTUS PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	37,316
Accounts receivable		5,014,586
Related party receivable		17,750
Prepaid expense		6,423
Total Assets	$	5,076,075

Liabilities and Member's Equity

Liabilities:		
Due to officers	$	975
Total Liabilities		975
Member's Equity:		
Total Member's Equity		5,075,100
Total Liabilities and Member's Equity	$	5,076,075

The accompanying notes are an integral part of these financial statements.

1. Organization

Quintus Partners LLC (the "Company") is a Delaware single member limited liability company formed on January 16, 2015, and its principal place of business is Atherton, California. The Company is engaged in investment banking activities both as an advisor to entities engaged in merger and acquisitions and as a placement agent in the placement of debt and equity securities to qualified investors. The Company is registered with the United States Securities and Exchange Commission ("SEC") as of February 10, 2016 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the states of California and New York effective February 17, 2016. The Company is wholly owned by its foreign member, Quintus Partners Holdings Co., Ltd. (the "Member"). In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by the Member.

The Company is an investment banking advisory firm that provides strategic investment advisory and capital raising services to a diverse client base of corporations, private investment firms and institutions. The Company provides a wide range of financial advisory services, focusing on clients in five key sectors - consumer, financial services, healthcare, media and technology.

The Company has experienced two consecutive years of net losses from operations. As of December 31, 2018, the Company had $37,316 in cash and $5,014,586 in receivables from one client. As of December 31, 2018, the Company's accounts receivable balance had been outstanding for more than two years. The Company expects to collect on the accounts receivable balance within the next six months. The members of the Quintus Partners Holdings Co., Ltd. have indicated that they will provide sufficient funding to meet the Company's cash needs in the future. At the present rate of expenditures, funding from the Member alone is expected to be adequate to meet the Company's cash needs for the next twelve months. Having considered this, management continues using the going concern basis, which assumes the Company will continue in operation for at least one year from issuance of these financial statements and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

2. Significant Accounting Policies

Basis of Presentation

The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP may require management make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of certain of the Company's financial instruments, including cash, receivables, accounts payable, and due to officers approximate fair value because of their short-term maturities.

2. Significant Accounting Policies *(continued)*

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represents amounts that have been earned from clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected at year end. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2018, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Income Taxes

The Company, a limited liability company, passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. However, the Company is subject to the annual California LLC tax and a California LLC fee based on gross revenue.

The Company accounts for uncertain tax positions in accordance with the FASB Accounting Standard Codification ("ASC") 740-10, Accounting for Uncertainty in Income Taxes ("ASC 740"). The Company has elected to recognize interest and penalties related to tax uncertainties as operating expenses. At December 31, 2018, management has determined that there are no uncertain tax positions requiring recognition in its financial statements. The Company files income tax returns in the United States Federal and State of California jurisdictions. All tax years are subject to California tax examinations. All years are subject to Federal tax examinations.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a Federal corporate rate reduction from 35% to 21%, limitations on the deductibility of interest expense and executive compensation, and the transition of U.S. international taxation from a worldwide tax system to a territorial tax system. We do not expect the legislation to have a financial impact on the Company because it is not subject to federal income tax and the tax effect of its activities accrues to the Member.

3. New Accounting Pronouncements

Recently Issued Accounting Guidance

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")

In June 2016, the FASB issued ASU 2016-13 which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements and disclosures.

3. New Accounting Pronouncements *(continued)*

Recently Adopted Accounting Guidance

ASU 2014-09 *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09")
Effective January 1, 2018, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. Management determined there was no beginning balance effect on the financial statements for the year ended December 31, 2018.

The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the statement of operations most closely associated with financial instruments, including interest income and interest expense.

See Note 6 for detail on how the new revenue standard primarily impacts revenue recognition and presentation of accounting policies.

ASU 2016-01 *Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01")
In January 2016, the FASB issued ASU 2016-01 which amends various aspects of the recognition, measurement, presentation, and disclosure for financial instruments. ASU 2016-01 is effective for annual reporting periods, and interim periods with those years beginning after December 15, 2017. We adopted the guidance in the update on January 1, 2018. The adoption of the accounting update did not have a material impact on the Company's financial statements.

ASU 2016-19 *Technical Corrections and Improvements* ("ASU 2016-19")
In December 2016, the FASB issued ASU 2016-19 which amendments cover a wide range of topics in the Accounting Standards Codification, covering differences between original guidance and the Accounting Standards Codification, guidance clarification and reference corrections, simplification and minor improvements. The adoption of ASU 2016-19 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2016. The adoption of the accounting update did not have a material impact on the Company's financial statements.

4. Risk Concentrations

The Company maintains its cash and cash equivalents in one bank. The deposits at this financial institution bear the credit risk associated with the institution. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on cash and cash equivalents.

At December 31, 2018, 100% of accounts receivable was related to one client.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's audited net capital was $36,341 which exceeded the requirement by $31,341.

6. Revenues from Contracts with Customers

On January 1, 2018, the Company adopted ASU 2014-09, "Revenue from Contracts with Customers", using the full retrospective method which did not result in a cumulative-effect adjustment at the date of the adoption.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amounts are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Financial advisory service revenue consists of retainer fees, valuation fees, and success fees. Fees can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees are fixed fees recognized over time as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Valuation fees are fixed fees recognized at a point in time when the fairness opinion letter is delivered to the client as the performance obligation has been fulfilled at such time. Depending on the terms of the contract, success fees may be either fixed or variable fees. Whether they are fixed or variable, success fees are recognized at a point in time when the transaction is complete or upon completion of specific milestones.

6. Revenues from Contracts with Customers *(continued)*

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from a contract with a customer totaled $5,014,587 on both January 1, 2018 and December 31, 2018.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers was $0 on both January 1, 2018 and December 31, 2018.

Contract Costs

Direct incremental costs to obtain a contract of fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs at December 31, 2018.

7. Related Party Transactions

As of December 31, 2018, the Member owed the Company $17,750 for advances made during the year.

The Company's officers also pay for certain expenses on behalf of the Company. These expenses are considered reimbursable and are presented in the statement of financial condition as due to officers. As of December 31, 2018, $975 was payable to officers for such expenses.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

8. Lease Commitment

The Company maintains two month-to-month lease agreements for the virtual offices. The Company may terminate the leases at any time, and there are no minimum future rent commitments.

10. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.